                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 3
                    Under the Securities Exchange Act of 1934



                                TEAM Mucho, Inc.
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                                (Name of Issuer)

                           common stock, no par value
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                         (Title of Class of Securities)

                                   87816D 10 2
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                                 (CUSIP Number)


                               James Henson, Esq.
                    191 West Nationwide Boulevard, Suite 600
                               Columbus, OH 43215
                                 (614) 246-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 9, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]





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CUSIP No. 87816D 10 2
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
1.       Names of Reporting Persons:  Stonehenge Opportunity Fund, LLC
         S.S. or I.R.S. Identification No. of Above Persons (entities only): 31-1674705

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [  ]
                  (b)      [  ]

3.       SEC Use Only

4.       Source of Funds:  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [  ]

6.       Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:   4,371,428 shares

8.       Shared Voting Power:   0  shares

9.       Sole Dispositive Power: 4,371,428 shares

10.      Shared Dispositive Power:   0  shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 4,371,428 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [  ]

13.      Percent of Class Represented by Amount in Row (11):   38.5%

14.      Type of Reporting Person:  CO




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CUSIP No. 87816D 10 2
Page 3 of 6


ITEM 1.  Security and Issuer

         This statement relates to the common shares, no par value, of TEAM Mucho, Inc., an Ohio corporation (the "Issuer"), whose principal executive officers are S. Cash Nickerson, Jose Blanco and Jay R. Strauss, and whose executive offices are located at 110 E. Wilson Bridge Road, Worthington, Ohio 43085.

ITEM 2.  Identity and Background

     (a) This statement is filed on behalf of Stonehenge Opportunity Fund, LLC, a Delaware limited liability company ("Stonehenge"). Pursuant to General Instruction C to Schedule 13D, the information required to be disclosed in Items 2-6 inclusive, is also being supplied for the following partners of Bluestone Investors, L.P., the managing member of Stonehenge ("Bluestone").

         Bluestone Corporation
         Ronald D. Brooks
         Michael J. Endres
         James J. Henson
         Daniel J. Jessee
         David R. Meuse
         James V. Pickett
         Brad L. Poshpichel

     (b) The business address for each of the following is 191 W. Nationwide Boulevard, Suite 600, Columbus, Ohio 43215:

         Stonehenge
         Bluestone
         Bluestone Corporation
         Ronald D. Brooks
         Michael J. Endres
         James J. Henson
         Daniel J. Jessee
         David R. Meuse
         James V. Pickett
         Brad L. Poshpichel

     (c) The principal business of Stonehenge is to make corporate equity and mezzanine investments in small to medium sized companies principally in the Midwest.

         Bluestone is an Ohio limited partnership.

         Bluestone Corporation              General Partner of Bluestone



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CUSIP No. 87816D 10 2
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Ronald D. Brooks      Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

Michael J. Endres     Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

James J. Henson       Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

Daniel J. Jessee      Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

David R. Meuse        Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

James V. Pickett      Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

Brad L. Poshpichel    Limited Partner in Bluestone; Shareholder and Director
                      of Bluestone Corporation

         (d) During the last five years, none of Stonehenge, Bluestone, Bluestone Corporation nor any of the individuals listed in
                  Item 2(a) above have been convicted in a criminal proceeding.

         (e) During the last five years, none of Stonehenge, Bluestone, Bluestone Corporation nor any of the individuals listed in
                  Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of the individuals listed in Item 2(a) above are United States citizens.

ITEM 3.  Source and Amount of Funds or Other Consideration

                  Stonehenge used funds from capital contributions of its members to purchase its interest in the Issuer.

                  On April 9, 2002, Stonehenge acquired 166,667 shares of common stock of the issuer pursuant to a stock purchase agreement with the issuer. Stonehenge also executed a bridge loan agreement with the issuer whereby it received warrants to purchase 100,000 shares of common stock of the issuer and the right to convert its



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CUSIP No. 87816D 10 2
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                  interest under the bridge loan agreement into 500,000 shares of common stock of the issuer.

ITEM 4.  Purpose of Transaction

                  Stonehenge purchased the shares listed in Item 3 for investment purposes.

                  The securities referred to in Item 3 were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.  Interest in Securities of the Issuer

         (a) Stonehenge owns 1,245,030 shares of the Issuer's common stock, 90,532 shares of Class A Preferred Stock and has warrants to buy an aggregate of 1,285,185 shares of common stock of the Issuer that are immediately exercisable. In addition, Stonehenge the right to acquire 500,000 shares of the issuer's common stock in the event Stonehenge exercises its conversion rights under a bridge loan agreement with the issuer. Stonehenge's beneficial ownership represents 38.5% of the outstanding common stock of the Issuer.

                  None of the individuals listed in Item 2(a) above own any shares of the Issuer's common stock.

         (b) Stonehenge has sole power to vote and dispose of the shares listed in (a) above.

         (c) Stonehenge has had no other transactions in the Issuer's common stock in the last sixty days.

                  None of the individuals listed in Item 2(a) above have had transactions in the Issuer's common stock in the last sixty days.

         (d)      N/A.

         (e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Pursuant to the terms of the Issuer's Articles of Incorporation, the holders of the preferred shares have the right to elect two members to the Issuer's Board of Directors.


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CUSIP No. 87816D 10 2
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                  Stonehenge and the issuer have entered into a bridge loan
                  agreement. Pursuant to the terms of the bridge loan agreement, Stonehenge has the right to convert its interest into 500,000 shares common stock of the issuer before August 9, 2002.

ITEM 7.           Material to Be Filed as Exhibits

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    STONEHENGE OPPORTUNITY FUND, LLC


DATED:  May 15, 2002                By: Bluestone Investors, L.P.

                                    By: Bluestone Corporation, General Partner

                                        By:  /s/ James J. Henson
                                            ------------------------------------
                                            James J. Henson, Principal